UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Qudian Inc.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

747798 106*

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The CUSIP number relates to the American Depository Shares of Qudian Inc. (the “Issuer”), each representing one Class A ordinary share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 747798 106

(1)	NAME OF REPORTING PERSONS Kunlun Group Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 37,294,934 Class A ordinary shares (See Item 4)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 37,294,934 Class A ordinary shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,294,934 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%[1]
(12)	TYPE OF REPORTING PERSON* CO

[1]

As a percentage of 296,444,088 ordinary shares, which included 232,952,916 Class A ordinary shares of par value US$0.0001 each and 63,491,172 Class B ordinary shares of par value US$0.0001 each, of the Issuer issued and outstanding, and excluding 10,472,176 Class A ordinary shares of par value US$0.0001 each held by the Issuer, as of December 31, 2018 as provided by the Issuer, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Accordingly, the Class A ordinary shares beneficially owned by Kunlun Group Limited represented approximately 4.3% of the aggregate voting power of the total issued and outstanding share capital of the Issuer. Beneficial ownership information is presented as of December 31, 2018.

CUSIP NO.: 747798 106

(1)	NAME OF REPORTING PERSONS Beijing Kunlun Tech Co., Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 37,294,934 Class A ordinary shares (See Item 4)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 37,294,934 Class A ordinary shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,294,934 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%[1]
(12)	TYPE OF REPORTING PERSON* CO

[1]

As a percentage of 296,444,088 ordinary shares, which included 232,952,916 Class A ordinary shares of par value US$0.0001 each and 63,491,172 Class B ordinary shares of par value US$0.0001 each, of the Issuer issued and outstanding, and excluding 10,472,176 Class A ordinary shares of par value US$0.0001 each held by the Issuer, as of December 31, 2018 as provided by the Issuer, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Accordingly, the Class A ordinary shares beneficially owned by Beijing Kunlun Tech Co., Ltd. represented approximately 4.3% of the aggregate voting power of the total issued and outstanding share capital of the Issuer. Beneficial ownership information is presented as of December 31, 2018.

Item 1(a).	Name of Issuer:

Qudian Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15/F Lvge Industrial Building, 1 Datun, Chaoyang District, Beijing 100012, People’s Republic of China

Item 2(a).	Name of Person Filing:

Kunlun Group Limited

Beijing Kunlun Tech Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Kunlun Group Limited and Beijing Kunlun Tech Co., Ltd. is 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 200070, People’s Republic of China.

Item 2(c).	Citizenship or Place of Organization:

Kunlun Group Limited - Hong Kong

Beijing Kunlun Tech Co., Ltd. - People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares of the Issuer, par value US$0.0001

Item 2(e).	CUSIP Number:

747798 106*

*This CUSIP number applies to the Issuer’s American depositary share, each representing one Class A ordinary share of the Issuer.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Kunlun Group Limited	37,294,934 Class A ordinary shares(2)	12.6%	37,294,934 Class A ordinary shares	0	37,294,934 Class A ordinary shares	0
Beijing Kunlun Tech Co., Ltd.	37,294,934 Class A ordinary shares(2)	12.6%	37,294,934 Class A ordinary shares	0	37,294,934 Class A ordinary shares	0

(1)

As a percentage of 296,444,088 ordinary shares, which included 232,952,916 Class A ordinary shares of par value US$0.0001 each and 63,491,172 Class B ordinary shares of par value US$0.0001 each, of the Issuer issued and outstanding, and excluding 10,472,176 Class A ordinary shares of par value US$0.0001 each held by the Issuer, as of December 31, 2018 as provided by the Issuer, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Accordingly, the Class A ordinary shares beneficially owned by Beijing Kunlun Tech Co., Ltd. represented approximately 4.3% of the aggregate voting power of the total issued and outstanding share capital of the Issuer. Beneficial ownership information is presented as of December 31, 2018.

(2)

Represents 37,294,934 Class A ordinary shares directly held by Kunlun Group Limited in the form of 37,294,934 American Depositary Shares, which is wholly owned by Beijing Kunlun Tech Co., Ltd. Pursuant to Section 13(d) of the Act, Beijing Kunlun Tech Co., Ltd. may be deemed to share beneficial ownership of the Class A ordinary shares held by Kunlun Group Limited. Beneficial ownership information is presented as of December 31, 2018.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 1, 2019

Kunlun Group Limited	By:	/s/ Yahui Zhou
	Name:	Yahui Zhou
	Title:	Authorized Signatory

Beijing Kunlun Tech Co., Ltd.	By:	/s/ Yahui Zhou
	Name:	Yahui Zhou
	Title:	Authorized Signatory

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement